February 4, 2016

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549
Attn:  Ms. Hillary Daniels

Re:          Pacific Ventures Group, Inc.
               Form 8-K
               Filed September 25, 2015
               File No. 000-54584

Ladies and Gentlemen:

Thank you for your assistance with our Current Report on Form 8-K filed September 25, 2015.  We greatly appreciate the Commission's willingness to grant Pacific Ventures Group, Inc. an extension while we transition to new securities counsel.  We anticipate filing our response to your comments to our Current Report on Form 8-K by February 10, 2016.

Best regards,

PACIFIC VENTURES GROUP, INC.

/s/ Shannon Masjedi

By:	Shannon Masjedi
President

117 W 9th Street Los Angeles, CA 90015 Phone: 213-988-8383 Fax: 213-988-8384